

Mail Stop 3628

October 26, 2007

<u>VIA FACSIMILE</u> (212) 373-3990
Edwin S. Maynard, Esq.
Ariel J. Deckelbaum, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

       Re: NovaTel Inc.
             Schedule 13E-3
             Filed October 19, 2007
             File No. 005-50460

             Schedule TO-T
             Filed October 19, 2007
             <u>File No. 005-50460</u>

Dear Messrs Maynard and Deckelbaum:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>
<u>Schedule 13E-3</u>

1.   Please amend to include the target, NovaTel Inc., as a filing person on the

Schedule 13E-3. We note that the board of NovaTel recommends the offer and is therefore sufficiently "engaged" in the going-private transaction. The target must comply with Rule 13e-3(d), (e) and (f). See Publicly Available Telephone Interpretations, A.III. Rule 13e-3, Schedule 13E-3, Going-Private Transactions, Question and Answer No. 2 (July 2001).

2.   The information required by Items 7, 8 and 9 of Schedule 13E-3, must be prominently disclosed in a "Special Factors" section in the front of the disclosure document. See Rule 13e-3(e)(1)(ii). As currently drafted, these important item requirements are found on pages 57, 59 and 61, respectively. The opinion of the financial advisor is not found until page 25 of the circular, Exhibit 4 to the Schedule 13E-3. Please revise your disclosure accordingly and consistent with the further comments for such item requirements as found below.

Schedule TO-T
Forward Looking Statements, page iv

3.   The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a going private transaction. See Section 27A(b)(1)(E) of the Securities Act of 1933 and Section 21E(b)(1)(E) of the Securities Exchange Act of 1934. Therefore, your reference on page i of the circular to the defined term "forward-looking statements" within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference.

4.   You state in this section that, except as required by law, you specifically disclaim any obligation to update any forward-looking information contained in this offer document. As you know, Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported. Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

Summary Term Sheet, page 1
What is Hexagon's and the Offeror's position regarding the fairness of the Offer? Page 2

5.   Item 1014(a) of Regulation M-A requires a filing person on the Schedule 13E-3 to state a belief as to the fairness of "the Rule 13e-3 transaction" to "unaffiliated security holders." Your disclosure throughout your document states that the special committee and the board determined that the *offer* is fair to the *shareholders*, which are different concepts. Please revise throughout the disclosure materials, here and in the other filing persons fairness determination

sections, to provide the fairness finding regarding the Rule 13e-3 transaction as to the unaffiliated security holders, as required by Item 1014(a). As indicated in our comment above, such finding must be made by each filing person, including those you may add as a result of our comments.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes? Page 5

6.   Please eliminate the phrase from the third paragraph that the summary of the Canadian income tax consequences "is qualified" by reference to the circular. The information you provide in the offer document must be materially complete and the qualification suggest that the offer summary may not be materially complete. Please revise all such qualifications, including, but not limited to the summary of the summary financial information and fairness opinion, throughout your offer document, accordingly.

Hexagon's and the Offeror's position regarding the fairness of the Offer, pages 17 and 59

7.   Each filing person should discuss in reasonable detail the material factors upon which the belief of fairness of the Rule 13e-3 transaction as to the unaffiliated security holders is based and, to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the filing person's beliefs are based on the factors described in Instruction 2 of Item 1014 of Regulation M-A, and paragraphs (c), (d) and (e) of this section and Item 1015 of Regulation M-A. To the extent any of the factors listed there were not considered in the context of this transaction, the explanation of why not is important for a shareholder seeking to understand the board's analysis of this transaction. Please expand to address these factors. To the extent these filing persons seek to rely on the fairness determination of another entity to satisfy their obligations under Item 1014 of Regulation M-A, they must expressly adopt the analysis and conclusions of that entity. We note that the Savvian Advisors' opinion is incorporated by reference into the "Third Party Evaluation and Opinion."

8.   We note that in making its fairness determination, the board considered the opinion provided by Savvian Advisors that the consideration to be paid pursuant to the offer was fair from a financial point of view to the "shareholders." Clarify whether the fairness finding of Savvian Advisors addressed the fairness of the price of the Rule 13e-3 transaction to *unaffiliated security holders*. See Item 1014(a) of Regulation S-K. If not, explain here and where appropriate in the disclosure document, how the board analyzed the fairness finding of Savvian Advisors, addressed to the company's shareholders to arrive at a finding of fairness as to the unaffiliated security holders as a distinct and separate group.

9.   In discussing the procedural fairness of the Rule 13e-3 transaction to unaffiliated
        security holders, each filing person is required to make the statements found in
        Item 1014(c)-(e) of Regulation M-A and address each matter in terms of fairness.
        Please expand the disclosure accordingly.

Background, page 40

10.   Each presentation, discussion, or report held with or presented by an outside party
        that is materially related to the Rule 13e-3 transaction, whether oral or written, is
        a separate report that requires a reasonably detailed description meeting the
        requirements of Item 1015 of Regulation M-A. This requirement applies to both
        preliminary and final reports. Revise to summarize all the presentations made by
        Savvian Advisors and any other outside parties during the course of the meetings
        you have described, and file any written materials, including board books, spread
        sheets, talking papers, drafts, summaries or outlines, as exhibits pursuant to Item 9
        of Schedule 13E-3 and Item 1016(c) of Regulation M-A. For example,
        summarize the discussions and file any written reports that Savvian Advisors
        provided in connection with the various meetings you cite in your disclosure
        document, including, but not limited to initial views by Savvian Advisors,
        referenced on page 43.

Purpose, Alternatives and Reasons for the Offer, page 57

11.   Describe the alternatives and state the reasons for their rejection. See Item
        1013(b) of Regulation M-A. State the reasons for the structure of the Rule 13e-3
        transaction and for undertaking the transaction *at this time*. See Item 1013(c) of
        Regulation M-A.

12.   Consider adding the word "Effects" to this heading, as stated by Item 1013 of
        Regulation M-A. Describe the effects of the Rule 13e-3 transaction on the subject
        company, its affiliates and unaffiliated security holders, including the federal tax
        consequences of the transaction. See Item 1013(d) of Regulation M-A. The
        description required by paragraph (d) of this section must include a reasonably
        detailed discussion of both the benefits and detriments of the Rule 13e-3
        transaction to the subject company, its affiliates and unaffiliated security holders.
        The benefits and detriments of the Rule 13e-3 transaction must be quantified to
        the extent practicable. Because this statement is filed by an affiliate of the subject
        company, the description required by Item 1013(d) of Regulation M-A must
        include, but not be limited to, the effect of the Rule 13e-3 transaction on the
        affiliate's interest in the net book value and net earnings of the subject company
        in both dollar amounts and percentages. Please note that conclusory statements
        will not be considered sufficient disclosure in response to this section. See
        Instruction 1 to Item 1013 of Regulation M-A.

13.   Please disclose whether the surviving company will be able to utilize any net

operating loss carryforward and credit carryforward. See Instruction 2 to Item 1013 of Regulation M-A.

Third Party Evaluation and Opinion, page 61

14. Our comments in this section refer to the disclosure starting at page 25 of the circular, which as we address in comment number 3, above, we believe should be revised to be found at the forepart of the offer document. Furnish a summary concerning the negotiation, report, opinion or appraisal. The summary must include, but need not be limited to, the procedures followed; the findings and recommendations; the bases for and methods of arriving at such findings and recommendations; instructions received from the subject company or affiliate. See Item 1015(b)(6).

15. Please expand your summary of Savvian Advisor's opinion to include all of the information required by Item 1015 of Regulation M-A. For example, your summary should include, among other things, a description of the qualifications of Savvian Advisors; a description of the method of selection of Savvian Advisors; a description of any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Savvian Advisors, its affiliates, and/or unaffiliated representative; and NovaTel or its affiliates. State whether the subject company or affiliate determined the amount of consideration to be paid or whether the outside party recommended the amount of consideration to be paid. We note that the consideration is pursuant to the support agreement.

16. Please eliminate the phrase from second paragraph in bold that the summary of the opinion "is qualified in its entirety" by reference to the full text of the opinion. The information you provide in the offer documents must be materially complete and the words "in its entirety" suggest that the prospectus summary may not be materially complete.

17. Please disclose the criteria Savvian Advisors used to determine the comparable companies. For example, disclose how the selected companies compared with NovaTel in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

18. Similarly, with respect to the selection of the comparable transactions, disclose the criteria Savvian Advisors used to determine the comparable transactions to be used for analysis. For example, disclose whether the comparable transactions chosen involved going private transactions. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

Certain Fees, page 78

19.   Quantify the total fees received by each Savvian Advisors and Morgan Stanley referenced on page 78, including any fees contingent upon consummation of the offer or any subsequent transaction, separately stated. In addition, describe any material relationship and quantify any compensation received from the filing persons by the financial advisors in the preceding two years. See Item 1015(b)(4). We note the more detailed disclosure to this effect on page 32 of the circular.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:
- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and

Edwin S. Maynard, Esq.
Ariel J. Deckelbaum, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
October 26, 2007
Page 8 of 8

responses to our comments.

       If you have any questions, please contact me at (202) 551-3257 or by facsimile at (202) 772-9203.

                               Very truly yours,

                               /s Celeste M. Murphy

                               Celeste M. Murphy
                               Special Counsel
                               Office of Mergers and
                               Acquisitions